Dear LIN TV Corp. Employee or Director:

On May 4, 2009, we announced an offer to exchange eligible stock options for new options with an exercise price equal to the last reported sale price of our Class A common stock on the New York Stock Exchange on the expiration date of the offer.  On that date, you were provided with a document titled “Offer to Exchange Outstanding Stock Options for New Stock Options” (the “Offer to Exchange”), which contained detailed information regarding the terms and conditions of the offer.

As a reminder, your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 p.m., Eastern Time, on June 2, 2009.  If you miss this deadline, you will not be permitted to participate in this exchange offer.

If you have any questions about our exchange offer or your stock options, please contact me by email at dan.donohue@lintv.com or by telephone at (401) 454-2880.

Sincerely,

Dan

Dan Donohue
Vice President Human Resources
LIN TV Corp.
One Richmond Square, Suite 230 E
Providence, RI  02906
Telephone:  (401) 454-2880
Fax:  (401) 454-4980
Email:  dan.donohue@lintv.com